UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Arable Brewing Company LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

OR

Date of Organization:

May 5, 2020

Physical Address of Issuer:

1338 Andersen Ln, Eugene, OR 97404

Website of Issuer:

https://www.arablebeercompany.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Crowd Revenue Note

Target Number of Securities to be Offered:

150,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$150,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$190,000

Deadline to reach the Target Offering Amount:

July 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$210	$0
Cash & Cash Equivalents	$210	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$1,044	$0
Cost of Goods Sold**	$834	$0
Taxes Paid	$0	$0
Net Income	$210	$0

*The Company was formed May 5, 2020.
**Operating Expenses in the Company's Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 18, 2022

Arable Brewing Company LLC



Up to $190,000 of Crowd Revenue Note

Arable Brewing Company LLC ("**Arable**", the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $150,000 (the "**Target Offering Amount**") and up to a maximum amount of $190,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") which will be issued pursuant to, and will be governed by, a note purchase agreement among the Company and the purchasers of the Securities (the "**NPA**"), on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (2)(3)	$19,000	$1,140	$17,860
Target Offering Amount	$150,000	$9,000	$141,000
Maximum Offering Amount	$190,000	$11,400	$178,600

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.arablebeercompany.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/arable-brewing.

The date of this Form C is May 18, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Arable Brewing Company LLC is a brewery, formed in Oregon as a limited liability company on May 5, 2020. The Company was originally formed as Pau Hana Brewing LLC, an Oregon limited liability company on May 5, 2020 and amended the name to Arable Brewing Company LLC on July 14, 2020.

The Company is located at 1338 Andersen Ln, Eugene, OR 97404.

The Company's website is https://www.arablebeercompany.com.

The Company conducts business in Oregon and sells products throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.com/arable-brewing and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	150,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	150,000[*]
Maximum Amount of the Securities Offered	190,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	190,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 [+]
Maximum Individual Purchase Amount	$19,000
Offering Deadline	July 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 29.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

2

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

There has been increased public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to alcohol abuse, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. Several beverage alcohol producers have been sued regarding alleged advertising practices relating to underage consumers. Adverse developments in these or similar lawsuits or a significant decline in the social acceptability of beverage alcohol products that could result from such lawsuits could materially adversely affect our business.

Adverse public opinion about alcohol could reduce demand for our products

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. In addition, recent developments in the industry may compel us to identify the source and location of our distillate products and notify the consumer of whether the product was distilled by us. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Potential decline in the consumption of our products; dependence on sales of our beer.

Our business depends upon consumers' consumption of our beer brand. Accordingly, a decline in the growth rate, amount or profitability of our sales of our beer could adversely affect our business.

Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our brand, and our beer in particular, from the categories in which it competes could have a negative impact on our business, liquidity, financial condition and/or results of operations.

Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;
- concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
- a general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from stricter laws relating to driving while under the influence of alcohol;
- the increased activity of anti-alcohol groups;
- increased federal, state, provincial excise or other taxes on beverage alcohol products and possible
- restrictions on beverage alcohol advertising and marketing;
- increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;
- inflation; and
- wars, pandemics, weather and natural or man-made disasters.

We may encounter difficulties in maintaining relationships with suppliers, distributors and customers.

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

We source certain materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers, distributors and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients used in our products. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation.

Competition

We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;
- new entrants in our market or categories;
- the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting or similar products in lieu of beverage alcohol.

Sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

We face competition from other companies that produce alcoholic beverage products, and other alternative products with similar benefits, make-up, and general likeness as our products.

Competition in our industry, specifically, the production, sale, marketing, and distribution of beverage products is vigorous, with a large number of businesses engaged in this industry. Many of our competitors have established reputations for successfully developing and marketing their products, including their own versions of alcoholic beverages that incorporate the same or similar ingredients as our products, including other alternative ingredients that are widely recognized as providing similar benefits to our ingredients. In addition, many of our competitors have greater financial, managerial and technical resources than we do. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Consolidation in the beer industry may impact our market share.

Where we operate, we compete with Anheuser-Busch InBev S.A./N.V. ("ABI") and its subsidiaries, the largest beer company in the world. ABI has expanded globally in recent years, through a series of mergers and acquisitions, and today has more than 500 brands and operations in 50 countries.

The foregoing consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly, our results.

The craft beer business is seasonal in nature, and we are likely to experience fluctuations in operating results.

Sales of craft beer products are somewhat seasonal. Our sales volume may also be affected by weather conditions and selling days within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as an economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to our revenues would likely be greater as a result of the seasonality of our business.

We may not be able to satisfy our product supply requirements for our beer in the event of a significant disruption, partial destruction or total destruction of our breweries.

A significant disruption at our breweries, even on a short-term basis, could impair our ability to produce and ship products to market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products could have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful. At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In the U.S. market, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States. We are subject to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), and state and local authorities. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations.

Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations.

In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our operations will be located. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of goods at certain locations. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any operations in a particular area or increase the costs associated therewith. In addition, in certain states, the number of liquor licenses available is limited, and licenses are traded on the open market. We expect beer sales to comprise a significant portion of our revenues. If we are unable to obtain any required licenses, revenues and results of operations could be adversely affected.

We may apply for liquor licenses with the advice of outside legal and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not satisfied the requirements for any necessary license.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA).

Certain products are or may become subject to FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our brewing and manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Reliance on major retailers and government agencies.

Local market structures and distribution channels vary worldwide. Within our primary market, we expect to offer a range of beer categories. In the U.S., we may sell our products to retail outlets and directly to government agencies, and we may explore entering into exclusive arrangements that generate a large portion of sales. Any retailers of our products may offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases, and retailers may give higher priority to products of our competitors. The replacement or poor performance of our major retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Contamination and degradation of product quality from diseases, pests and weather conditions

Our success depends upon the positive image that consumers have of our brands and of the safety and quality of our products. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of barley, hops, grapes and other agricultural raw materials available, decreasing the supply and quality of our products. We cannot guarantee that our suppliers of agricultural raw materials will succeed in preventing contamination in fields or that we will succeed in preventing contamination. Future government restrictions regarding the use of certain materials used in growing agricultural raw materials may increase costs and/or reduce production of crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials or product components purchased from third parties and used in the production of our beer products or defects in the fermentation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities are not secured by collateral and may become subordinated to any future secured liabilities.

The Securities are equal in right of payment to any of the Company's existing liabilities, are not secured by collateral and may become subordinated to any future secured liabilities. In the event we default on any of senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the Notes. In addition, the Company's assets that secure debt ranking senior or equal in right of payment to the Securities will be available to pay obligations on the Investors only after the secured debt has been repaid in full from these assets. Accordingly, there may be no assets remaining from which claims of the Investors could be satisfied, or if any assets remained, they might be insufficient to satisfy those claims in full.

Neither the Crowd Revenue Note Purchase Agreement nor the Note materially restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact Investors.

Although we presently have no intent to issue any additional debt, neither the Crowd Revenue Note Purchase Agreement nor the Note restrict us from incurring unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or indebtedness incurred with the prior written consent of Republic Investment Service, including senior debt or secured debt. In addition, the limited covenants contained in the Crowd Revenue Note Purchase Agreement nor the Note do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not materially limited by the Crowd Revenue Note Purchase Agreement nor the Note. In addition, we are not restricted from repurchasing our Units by the terms of the Notes.

The Crowd Revenue Note Purchase Agreement and the Note is subject to transfer limitations.

The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("***Transfer***") its interests under the Crowd Revenue Note Purchase Agreement and the Note during the one-year period beginning when the Crowd Revenue Note Purchase Agreement and the Note is issued, other than: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Company will not be required to permit or recognize any Transfer of the Crowd Revenue Note Purchase Agreement and the Note or any interest herein at any particular time, or with the passage of time. The Company is under no obligation to register or to perfect any exemption for resale of the Crowd Revenue Note Purchase Agreement and the Note under the Securities Act or the securities laws of any state or any other jurisdiction.

Separately, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in the Crowd Revenue Note Purchase Agreement or the Note, the Investor will agree that the Company may, with prior consent and cooperation of the Intermediary, require the Investor to Transfer its interests under Crowd Revenue Note Purchase Agreement or the Note to the Company (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor must agree and consent that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of such Regulatory Transfer.

The Notes will not be rated.

We do not intend to seek a rating on the Notes. Accordingly, there is no third party which will express any opinion as to the value of the Notes or their terms.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt and continue operations.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

A change in control or fundamental change may adversely affect us or the Notes.

The Crowd Revenue Note Purchase Agreement and the Note provide that certain change in control events with respect to us will constitute a default. In addition, future debt we incur may limit our ability to repurchase the Notes upon a designated event or require us to offer to redeem that future debt upon specified events, including a designated event. Furthermore, the Company may believe it is in the best interests of its members and the Investors to engage in a line of business substantially different from the primary line of business carried on by the Company as of the date of this Form C, but the Crowd Revenue Note Purchase Agreement materially impairs the Company's right to engage in such business. As a result, the Company's operations are limited to the line of business set forth in the Form C, and any business reasonably complementary or ancillary thereto. Accordingly, we may lose opportunities to grow our business and, as a result, the value of and cash flow for the business may become impaired which increases the default risk under the Crowd Revenue Note Purchase Agreement and the Note.

If we sell additional equity or debt securities to fund our operations, restrictions may be imposed on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which may impose restrictive covenants that adversely impact our business. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to expand our operations or otherwise capitalize on our business opportunities as a result of such restrictions, our business, financial condition and results of operations could be materially adversely affected.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance.

If, after we make payments to Investors under the Note, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds from the Investors.

If, after we make payments to Investors under the Note, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any payments received by Investors could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by you. In addition, our managing member may be viewed as having breached its fiduciary duty to creditors and/or having acted in bad faith, thereby exposing such member and the Company to claims of punitive damages.

Investors should consult their respective tax advisers with respect to the Crowd Revenue Note Purchase Agreement and the Note.

If you are considering the purchase of a debenture, you should consult your own tax advisors as to the particular tax consequences to you of acquiring, holding or otherwise disposing of the debentures, including the effect and applicability of state, local or foreign tax laws, or any U.S. estate and gift tax laws. The Company makes no representations or warranties about the tax treatment thereof.

If we generate income, we may make distributions sufficient to discharge our members' federal, state and local tax obligations.

The Company is treated as a partnership for U.S. federal income tax purposes. As a partnership, the Company will generally not be subject to U.S. federal income tax. Instead, each member that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of the Company's income, gain, loss, deduction or credit. It is possible that in any year, the Company may distribute assets to the members to discharge such member's federal, state or local tax obligations arising solely from the net income of the business of the Company. As a result, the Company's cash flow may be insufficient to satisfy its obligations under the Crowd Revenue Note Purchase Agreement and the Note.

Investors will not become equity holders of the Company.

Investors will not have an ownership claim to the Company or to any of its assets. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will never be able to vote upon any matters of the Company to affect its management or policies.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

A Crowd Revenue Note holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd Revenue Note; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd Revenue Note offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd Revenue Note, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Debt Financing is inherently risky.

The Company's debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

A microbrewery offering seasonal and specialty craft beers in a warm, all-inclusive environment. The Company will leverage the extensive experience of its founders.

Business Plan

Arable Brewing Company will begin its brewing operation in 2022. The company will open its tasting room three months after brewing begins. Arable projects that it will begin generating monthly revenue in the first month of operation, seeing sales of just over $17,000. The company will have a seasonal sales cycle that corresponds to higher revenue in the warmer months, with peak sales in July and August. At its peak season, Arable projects sales of $49,273 in July and August. It expects to be profitable with its first month of sales and projects an annual profit of $103,124 on sales of $263,139 in year one. As the company executes its marketing strategy and word-of-mouth develops around its brand, it expects to see annual sales grow in subsequent years. Growth will be supported by capitalizing on seasonal beer offerings, regional events, and strategic partnerships. Arable anticipates sales of $393,366 in year two and $479,860 in year three. The company projects a net profit of $182,810 in its third year of operation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Craft Beer	Small batches of classic and innovative beer styles.	The Company will participate in the brewery and bar industries. According to the research firm IBISWorld, U.S. breweries are on track to see sales of $30.3 billion in 2021. Craft brewers will make up $4.9 billion of the industry's revenue. The largest market segment of the industry is made up of craft beer drinkers between the ages of 21 and 44. The bar industry is expected to generate revenue of $25.1 billion in 2021 and grow at a compounded annual growth rate of 1.1% through 2026. The largest consumer segment of the industry consists of consumers aged 34 or younger, as this demographic has more free time to spend in drinking places than older segments. Consumers aged 45 to 54 account for 19.9% of the industry's sales, and consumers aged 55 to 64 account for 19.7%. Arable will be located in the town of Lowell in Lane County, OR. The county is home to 373,340 residents with a mean household income of $70,956. The company will target the communities of Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. Roughly 26% of the market's residents fall into the highest consuming segments of the bar industry.

Competition

The company's competition consists of other establishments that serve beer in Arable's targeted geographic area. These include the Dexter Lake Club, Buckhorn Tavern, Hilltop Bar & Grill, Round Up Saloon, 3 Legged Crane Pub & Brewhouse, and The Corner. With the exception of the 3 Legged Crane Pub & Brewhouse, which by their own definition is a blend of the best of the British Public House, an all casked conditioned ale pub. These competitors are small bars and taverns that have not been renovated in years, serve mass-produced domestic beers, and do not brew beer. In addition to these competitors, the city of Eugene has a number of breweries. These include popular breweries such as Ninkasi, Claim 52, and Hop Valley. These breweries are located more than 20 miles from Lowell, and Arable believes that the residents of Lowell and the surrounding communities will forgo the journey to Eugene if there is a similar option in the area.

Arable Brewing's competition will consist of other establishments that sell beer for immediate on-premises consumption. These include:

- Dexter Lake Club: This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.
- Buckhorn Tavern: This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.
- Hilltop Bar & Grill: This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.
- Round Up Saloon: This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.
- 3 Legged Crane Pub & Brewhouse: This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.
- The Corner: This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.
- Other Breweries in the region: Currently there are no other breweries, brewpubs, tasting rooms in Dexter or Lowell. Arable will be the first small-batch, microbrewery in Lowell. Lowell is 21.6 miles away from Eugene, which is saturated with Breweries. Ninkasi, Claim 52, Hop Valley, just to name a few are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight.

Customer Base

Arable will be located in the heart of the expanding town of Lowell. Lowell is located in Lane County, Oregon. According to the United States Census Bureau, the county is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956. Arable Brewing will target the rural areas outside of the city of Eugene. This target area includes the communities of Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a total population of 19,996 residents. As seen in the graph below, the largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, as outlined above, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Supply Chain

The pacific north west is an industry hub of grain and hop suppliers. We plan on using an industry standard broker company such as BSG (Brewers Supply Group) for the bulk of our raw material purchasing. They will be able to supply grain and hops for beer production. Initially, we will only offer on-site retail sales of our malt beverages. We do not have any plans on partnering with a distribution company. We will self-distribute to only select licensed partners within the area of lane county.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$9,000	6%	$11,400
Tenant improvements	14%	$21,000	11%	$20,900
Capital equipment purchases	69%	$103,500	61%	$115,900
Raw materials	8%	$12,000	7%	$13,300
Operating Costs	3%	$4,500	15%	$28,500
Total	**100%**	**$150,000**	**100%**	**$190,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

- 5 barrel brew system
- 5 fermentation vessels
- Steam boiler
- Glycol chilling system
- Cold storage unit/under-counter refrigerator for tap room
- Draft system for pouring beers to customers
- Keg Washer
- Process hoses
- Glass cleaner for tap room

The above are examples of the high level capitol purchases that we will need to make in year 1.

The supporting equipment purchases would include but not limited to:

- Kegs
- Clamps and gaskets
- Carbonation stones
- Grain Mill
- Air compressor

We will need to purchase items to make our tasting room comfortable, inviting and fun.

- Indoor tables and chairs
- Outside tables and chairs
- Pint glasses/branded
- Growlers/branded

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cameron Wells	CEO, Co-Founder	CEO at Arable (2020-Present); Plant Electrician/Process Engineer at Ninkasi Brewing Company for the last 6 years (2016-2022)	HS Diploma LPMJ electrician Lic.#5078PJ

Biographical Information

Cam Wells: After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, (1992-1996) Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, (1996-2014) he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment to help take care of his father-in-law, he was offered a job at one of the nation's top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Amy Wells	CFO, co-founder	CFO at Arable (2020-Present); Grants Administrator Associate at Oregon Research Institute for the last 20 years (2002-2022)	HS Graduate – Diploma Eugene College of Business – Certification of Completion

Biographical Information

Amy Wells: In the early 1990s Amy worked in her family's food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management
- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a non-profit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Archer	Founding Brewmaster, Co-founder	Founding Brewmaster at Arable (2020-Present); Head Brewer at Ninkasi Brewing Company for the last 10 years (2012-2022)	*Graduated Central Linn High School 2001 *Naval Leadership School 2005 *Instructor Trainer 2006 *Associates Degree in Business with a focus in Small Business Management and Entrepreneurship-University of Phoenix 2019 *Various Hop Training Seminars and Selection-2016-Current

Biographical Information

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation.
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's membership interests have been issued and outstanding (the "**Membership Interests**"), and at the closing of this Offering, assuming only the Target Offering Amount is sold, one hundred percent of the Membership Interests will be issued and outstanding.

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	100
Voting Rights	1 vote
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cameron Wells	Membership Interests	34%
Amy Wells	Membership Interests	33%
Chris Archer	Membership Interests	33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Arable Brewing Company LLC (the "**Company**") was incorporated on Mary 5, 2020 under the laws of the State of Oregon, and is headquartered in Eugene, Oregon. The Company was originally formed as Pau Hana Brewing LLC, an Oregon limited liability company on May 5, 2020 and amended the name to Arable Brewing Company LLC on July 14, 2020.

Cash and Cash Equivalents

As of April 30, 2022 the Company had an aggregate of $200 in cash and cash equivalents, leaving the Company with approximately 0 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future for the brewing equipment needed, along with furniture and fixtures for the tasting room.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$20,000	100% of Membership Interests	General Corporate	03/16/2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period, except that the Members of the Company, who are Cameron Wells, Amy Wells and Chris Archer, entered into a Limited Liability Company Operating Agreement, effective as of March 16, 2022, under which Cameron Wells contributed $10,000 in exchange for membership interest constituting a thirty-four percent (34%) ownership in the Company; Amy Wells contributed $10,000 in exchange for membership interest constituting a thirty-three percent (33%) ownership in the Company; and Chris Archer promises to contributed $10,000 after dissolving his current employment status, which obligation shall be fulfilled by June 30, 2022, in exchange for membership interest constituting a thirty-three percent (33%) ownership in the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $150,000 (the "**Target Offering Amount**") and up to a maximum amount of $190,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") which will be issued pursuant to, and will be governed by, a note purchase agreement among the Company and the purchasers of the Securities (the "**NPA**"), on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $19,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd Revenue Note instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Revenue Sharing Percentage

means 19% of each month's Monthly Revenue

Term

60 months; The term of the investments starts twelve months following the first full calendar month after final Closing.

Maturity Date

The Maturity Date of each Note means the close of the 60th month following twelve months after the first full calendar month after final Closing, or such earlier time as determined by the Issuer. ("**Maturity**").

Investment Multiple

The Investment Multiple means 1.7x. If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.65x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.6x. Under the Crowd Revenue Note Purchase Agreement and the Note, as a result of being paid their proportionate shares of the Company's gross revenue on a monthly basis, the Company expects to pay to Investors in the aggregate an amount equal to the Investment Multiple multiplied by their original investments.

Total Payment

The Company will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount multiplied by (b) the relevant Investment Multiple ("Total Payment").

Early Payment Provision

If the Company is prepaying the Total Payment within 54 months prior to the Maturity Date, the Investment Multiple means 1.65x and if within 48 months prior to the Maturity Date, the Investment Multiple means 1.6x.

Not Equity Interests

The Securities are not equity interests in the Company and merely provide a right to receive a repayment of principal and certain interest.

Event of Default

If there is an Event of Default (as defined below) and Republic Investment Services, an affiliate of OpenDeal Portal LLC provides written notice of acceleration of the Notes to the Company, the Company shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Notes shall become immediately due and payable by the Company to the Investors, and OpenDeal Portal LLC or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Company to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

An **"Event of Default"** means (a) the Company's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days; (b) The Company's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days; (c) the Company's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days; (d) the voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt; (e) the entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry; (f) the entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry; (g) the issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt; (h) any representation or warranty made by the Company under the NPA shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company becoming aware of the issue and being given written notice of the issue by OpenDeal Portal LLC or its agents; and (i) the occurrence of a Trigger Event.

A "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

Voting and Control

The Securities have no voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cameron Wells
_____
(Signature)

Cameron Wells
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cameron Wells
_____
(Signature)

Cameron Wells
_____
(Name)

Member
_____
(Title)

May 18, 2022
_____
(Date)

/s/ Amy Wells
_____
(Signature)

Amy Wells
_____
(Name)

Member
_____
(Title)

May 18, 2022
_____
(Date)

/s/ Chris Archer

<u>(Signature)</u>

Chris Archer

<u>(Name)</u>

Member

<u>(Title)</u>

May 18, 2022

<u>(Date)</u>

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ARABLE BREWING COMPANY LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

**ARABLE BREWING COMPANY LLC**

**BALANCE SHEET**

	December 31, 2021
ASSETS	
Current assets:	
Cash and cash equivalents	$ 210
Total assets	$ 210
LIABILITIES AND MEMBERS' EQUITY	
Total liabilities	-
Members' equity	210
Total liabilities and stockholders' equity	$ 210

See accompanying notes, which are an integral part of these financial statements.

ARABLE BREWING COMPANY LLC

STATEMENT OF OPERATIONS

	Period Ending December 31, 2021	
Net revenue	$	1,044
Gross profit		1,044
Operating expenses:		
General and administrative	$	834
Total operating expenses		834
Income from operations		210
Net income	$	210

See accompanying notes, which are an integral part of these financial statements.

ARABLE BREWING COMPANY LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Total Members' Equity
Balances at May 5, 2020 (inception)	$ -
Net income	210
Balances at December 31, 2021	$ 210

See accompanying notes, which are an integral part of these financial statements.


ARABLE BREWING COMPANY LLC

STATEMENT OF CASH FLOWS


	Period Ending December 31, 2021
Cash flows from operating activities:	
Net income	$ 210
Net cash used in operating activities	210
Net change in cash and cash equivalents	210
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 210
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -


See accompanying notes, which are an integral part of these financial statements.


1. NATURE OF OPERATIONS

Arable Brewing Company LLC (the "Company") was formed on May 5, 2020 as Pau Hana Brewing LLC in the State of Oregon. The Company amended its name to Arable Brewing Company LLC. The Company brews small batch craft beer. The Company is headquartered in Eugene, Oregon.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Series plans to incur significant costs in pursuit of its capital financing plans, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Series to continue as a going concern for a reasonable period of time. The Series' ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Series will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Series be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The Company has presented its operations and cash flows from inception through December 31, 2021 given limited operations in 2020.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory and revenue recognition. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

To date, the Company has generated nominal revenues to date from popup tastings, which are recognized at the point in time of the tasting.

Sales and Marketing

Sales and marketing expenses includes marketing and advertising costs, which are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **MEMBERS' CAPITAL**

The Manager will be responsible for directing the management of Company business and affairs, managing the day-to-day affairs, and implementing the Series investment strategy. The Company has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Series is obligated personally for any such debt, obligation, or liability.

5. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

6. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through March 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, Amy Wells, certify that:

(1) The financial statements of Arable Brewing Company included in this Form are true and complete in all material respects.



Amy Wells, CFO/Co-founder

EXHIBIT B

Offering Page found on Intermediary's Portal.

 

Company Name	Arable Brewing Company

Logo	

Headline	A specialized microbrewery and event space in Lane County, Oregon

---

Slides	





Tags	Women Founders, Veteran Founders, Consumer Goods & Retail, Companies, Debt, Local, Coming Soon, B2C

Pitch text

Summary

- Production site, Eugene Oregon
- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated

- Small batch, hand crafted beers
- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks

Arable is committed to always being fully transparent in our business practices. During the site-planning phase in Lowell, we discovered that the infrastructure available for lease cannot support the daily functions of a production brewery. We have identified a site in Eugene that is move-in ready and can sustain a production brewery. We plan to have our brewery/production site in Eugene, along with a temporary tasting room.

Once the infrastructure is available for us in Lowell, we plan to open our tasting room in downtown Lowell.

The tasting room in Lowell will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the tasting room will give the town a place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space

We will be able to bring the community together in the family friendly environment that we will create in both our temporary tasting room in Eugene and our future

tasting room out in Lowell. The 25–30 seat front of the house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable's tasting room in Lowell as a destination spot for locals and tourists alike to visit. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card
- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. Once we have opened the tasting room out in Lowell, we plan to stage the tap unit at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the tasting room, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Once we have opened the tasting room out to Lowell, Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one space in Eugene that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. Once the infrastructure is available for us in Lowell, we plan to open a tasting room in downtown Lowell, creating a destination spot for locals and tourists alike to visit.

The Eugene site is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property landlord, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00

- Equipment shipping costs= $5,000

- Keg shells= $3,500

- Keg washer= $4,000

- Mill = $500.00

- TC Clamps = $1,000.00

- TC Gaskets = $300.00

- Hoses = $600.00

- Process Pumps = $1,000.00

- Air Compressor = $1,000.00

- Glycol System = $9,000.00

- Wort Chiller = $1,000.00

- CO2 Valves = $450.00

- Carbonation Stones = $300.00

- O2 valves = $100.00

- Boiler = $10,000.00

- Scale = $200.00

- Fermentation vessels 5bbl = $12,500.00

- Water hoses = $300.00

- Buckets = $50.00

- Mash paddle = $100.00

- Rubbermaid trash cans = $250.00

- Big buckets = $100.00

- Ladders = $300.00

- **Equipment cost total estimate=$116,550**

—

Revenue by Month



—

Expenses by Month



—

Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

—

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

—

Projected Cash Flow Statement

	2022	2023	2024
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting Eugene and surrounding areas in Lane County

According to the United States Census Bureau, Lane County is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the city of Eugene along with rural areas outside of Eugene. This target area includes the communities of Eugene, Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a combined total population of 190,453 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Once the infrastructure is available for Arable, we plan to lease retail space in Lowell. Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Once Arable is able to open their tasting room in Lowell, we are certain the tasting room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve these core groups

- Local workforce

- Weekend local community out for an evening of entertainment

- Tourists visiting Lane County and the Willamette Valley

- All those visiting Dexter, Lookout Point, and Fall Creek

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.

- Lowell state recreation site

- Dexter lake farmer's market

- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.

- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing

- Oregon association of rowers

- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.

- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (508 likes)
- Arable Brewing Co/Instagram (377 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After Arable has expanded and opened a tasting room in Lowell, we plan to broaden our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break

Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Currently there are no other breweries, brewpubs, tasting rooms in Lowell. Arable will be the first small-batch, microbrewery to have a tasting room in Lowell. Lowell is located 21.6 miles away from Eugene.

While the tasting room is located in Eugene, our competition will be several local breweries; Ninkasi, Claim 52, Hop Valley, just to name a few which are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight. However, in the future, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Once the tasting room has opened in Lowell, our competition will consist of other local establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant

serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves from the rest of them, we need a "niche". Our "niche" is small batch, on-premise craft beer.

Vision And Strategy

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in Fall 2022, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly

- Fitting and fabrication

- Certified welder

- Building Construction

- Machine tool operations

- Facilities and maintenance management

- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes

- Production process engineering

- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.



Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management

- Bookkeeping

- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping

- Interpersonal skills

- Teamwork

- Accounts Payable

- Customer relations

- Microsoft Office

- Outlook

- Event planning

- Budget management

- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling...

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system
- Improved K-12 school infrastructure
- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

 Chris Archer   Co-founder & Founding Brewmaster

 Cameron Wells   Co-founder & CEO

 Amy Wells   Co-founder & CFO

Perks

$100	A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$500	Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$1,000	Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates
$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates

| $5,000 | Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates |

FAQ

| **What is a Crowd Revenue Note?** | A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment. |

Will I receive any equity interests or any voting or management rights with a Crowd Term Note or Crowd Revenue Note?	Please always refer to the terms and conditions of each offering. Typically you will not receive any equity, voting or management rights in a business from a Crowd Term Note or Crowd Revenue Note on Republic.
When do payments start for Crowd Term Notes or Crowd Revenue Notes?	Please refer to the investment terms and conditions. Many Republic Local investments will have a deferral plan and payments will begin one year after the investment is finalized. Once payments begin for term notes, they are typically expected to be paid monthly or quarterly. For revenue sharing notes, once the payment period has commenced, payments will start when the business begins generating revenue. This typically occurs after a business has opened to the public. If a business does not have any revenue, then no payments will be made. Note that debt securities offered on Republic are not guaranteed or insured and investors may lose some or all of the principal invested subject to an issuer's ability to fully service the debt and not default.

What are the tax implications of investing in a debt offering on Republic?

Each investor agrees to treat the investment agreements that it invests in on Republic as "debt instruments" (as defined in U.S. Treasury regulations) for U.S. federal income tax purposes. Returns from your debt investments are reported as interest income for the applicable year. Revenue sharing loans are classified as contingent payment debt instruments, and the calculation is done at the end of the year when all payments for that year have been made.

Please consult your tax advisor if you have additional questions regarding taxes. Republic does not provide tax, financial or legal advice and this information is not intended to be tax, financial or legal advice. Investors should consult their own financial or tax advisors to determine the tax implications of any potential investment on Republic.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

CERTAIN STATE LAWS AND REGULATIONS WITH RESPECT TO SALE OF ALCOHOLIC BEVERAGES MAY RESTRICT A PERSON FROM HAVING A FINANCIAL INTEREST IN A RETAILER THAT SELLS ALCOHOLIC BEVERAGES. THE INVESTOR MUST REPRESENT THAT, TO THE BEST OF THE INVESTOR'S KNOWLEDGE, THE INVESTOR (AND, AS APPLICABLE, THE INVESTOR'S SPOUSE) DOES NOT HAVE HOLD ANY FINANCIAL INTEREST IN ANY ENTITY THAT MAKES OR DISTRIBUTES ANY ALCOHOLIC BEVERAGE THAT IS SOLD IN THE APPLICABLE STATE. THE INVESTOR ALSO ACKNOWLEDGES THAT, TO THE EXTENT REQUIRED BY LAW, REPUBLIC, REPUBLIC INVESTMENT SERVICES OR THE ISSUER MAY FURNISH INFORMATION ABOUT THE INVESTOR TO THE APPLICABLE REGULATORS.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ARABLE BREWING COMPANY LLC

CROWD REVENUE NOTE PURCHASE AGREEMENT
SERIES 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd Revenue Note holders, "**Investors**") of $[________] (the "**Principal**") on or about [Date of Agreement], Arable Brewing Company LLC, an Oregon limited liability company (the "**Issuer**"), hereby issues to the Investor certain Notes (as defined below), subject to the terms set forth below. This Crowd Revenue Note Purchase Agreement (the "**Agreement**") and the Notes issued by the Issuer hereunder are being offered by the Issuer to prospective investors pursuant to the terms of that certain public offering (the "***Offering***") effected through OpenDeal Portal LLC, a Delaware limited liability company, and a registered funding portal and member of FINRA/SIPC ("***Republic***"), available at https://republic.co and each subdomain thereof (the "***Portal***"), in which the Issuer proposes to raise a minimum aggregate amount of $150,000 (the "**Minimum Offering Amount**") but not more than a maximum aggregate amount of $190,000 (the "**Maximum Offering Amount**").

Certain Defined Terms

"**Investment Multiple**" means **1.7x**. If the Issuer is prepaying (i) the Total Payment at least 54 months prior to the Maturity Date, the Investment Multiple means 1.65x, or (ii) if the Issuer is prepaying the Total Payment at least 48 months prior to the Maturity Date, the Investment Multiple means 1.6x.

"**Maturity Date**" means the close of the 60th month following the close of the twelve months after the first full calendar month after the Closing Date.

"**Revenue Sharing Percentage**" means 19% of each month's Monthly Revenue.

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1. **Purchase and Sale and Issuance of the Note**
   a. Subject to the terms and conditions of this Agreement, the Issuer agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Issuer a note in the amount of the applicable Principal on the Closing Date and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**").
   b. The Notes may be repaid or prepaid in accordance with the provisions of Section 2, but once repaid or prepaid may not be reborrowed.

2. **Note Repayment**
   a. In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Issuer agrees to commence the payment of Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with first full month ending after the 12 month anniversary of the Closing Date in which the Issuer is open for business for the entirety of the month until the Issuer has paid 100% of the Total Payment to the Paying Agent, or to such third party as designated by such Paying Agent (for the benefit of the Investors). Notwithstanding the foregoing, in the event that the Issuer is not open for business within 6 months following the Expected Opening Date, the Issuer agrees to commence the monthly prepayment of 1% of the Offering Amount, in arrears by the 5th business day after the close of each month, starting with the 6th month following the Expected Opening Date, until the Issuer is open for business and commences to make Monthly Payments. In the event the Issuer's board of directors or equivalent believes there is no commercially reasonable method to process the first Monthly Payment due, Monthly Payments may be delayed up to ninety (90) days without interest or penalty, provided the Issuer undertakes a good faith effort to secure assistance with facilitating the payments from qualified third parties.
   b. If the amount of a scheduled Monthly Payment exceeds the unpaid balance of the Total Payment, the Issuer shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment only. The Issuer shall not be obligated to pay any amount to the Investors in excess of the Total Payment other than in connection with Section 2(h).
   c. If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 2(a).
   d. The Issuer may, without penalty, prepay the Notes in whole or in part by making a prepayment to the Paying Agent (for the benefit of the Investors) in an amount of at least $5,000 without the prior consent of the Paying Agent. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next monthly payment (or the Maturity Date, if no payment is scheduled before the Maturity Date).
   e. For each tax year of the Issuer, in the event the Paying Agent determines that the aggregate payments made by the Issuer under this Agreement during such year is less than the amount that should have been paid based on the Issuer's revenues reported in its federal tax return for such year, the Issuer will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.
   f. The Issuer and each Investor hereby authorize each of Republic and Republic Investment Services to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Issuer and the Investors.
   g. If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Issuer shall, within 10 business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.
   h. If the Issuer's payment of any payment due hereunder is more than 10 business days late, the Issuer shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next monthly payment (or the Maturity Date if no payment is scheduled before the Maturity Date).
   i. Any payment received after 7:00 P.M. (U.S. Pacific Time) on a banking day by the Paying Agent is deemed received on the next banking day.
   j. All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the

Total Payment; *provided* that after an Event of Default, payments will be applied to the Issuer's obligations as Republic Investment Services determines in its sole discretion.

k. Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Issuer to the Paying Agent (for the benefit of the Investors).

l. The Issuer may elect to prepay the Total Payment at any time without penalty; provided, however, that such prepayment may result in an adjustment to the Investment Multiple and a corresponding adjustment to the amount of the Total Payment.

3. **Defined Terms**

a. "**Closing Confirmation Notice**" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Issuer.

b. "**Closing Date**" means the date on which Republic or Republic Investment Services instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, as specified in the Closing Confirmation Notice.

c. "**Escrow Agent**" means a qualified third party as designated by Republic.

d. "**Event of Default**" has the meaning set forth in Section l.

e. "**Expected Opening Date**" shall have the meaning set forth on the Issuer's subdomain on the Portal, as may be updated from time to time up to 5 business days prior to the Offering Deadline.

f. "**Investment Multiple**" is defined in the preamble.

g. "**Investor Proportion**" means, for each Investor, a fraction, the numerator of which is such Investor's Principal, and the denominator of which is the Offering Amount.

h. "**Majority Consent**" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the Amount Outstanding represented by voting Investors. Any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent.

i. "**Maturity Date**" is defined in the preamble.

j. "**Monthly Payment**" means, for each applicable month, the payment by the Issuer to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Sharing Percentage. Each Investor is entitled to a monthly payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.

k. "**Monthly Revenue**" means, with respect to each calendar month, the gross revenue of the Issuer calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, any taxes, tips (as applicable) or any revenue attributable to rebates, discounts or refunds received in cash by the Issuer with respect to any prior expenses incurred by the Issuer.

l. "**Note**" has the meaning set forth in Section 1.

m. "**Notice of Acceptance**" means a written confirmation from the Issuer instructing Republic to close the Offering in an amount equal to the Offering Amount.

n. "**Offering Amount**" means the sum of the Principals of all Investors including any securities commission paid to Republic, which shall be specified in the Notice of Acceptance, which shall not be less than the Minimum Offering Amount or exceed the Maximum Offering Amount, as adjusted post-offering.

o. "**Offering Deadline**" means 11:59 P.M. (U.S. Pacific Time) on July 31, 2022 or as updated pursuant to Section 5.

p. "**Offering Materials**" means, collectively, all information and materials made available to the Investors on the Portal, with respect to this Offering.

q. "**Paying Agent**" means the party identified by Republic Investment Services LLC (f/k/a NextSeed Services LLC).

r. "**Principal**" means, for each Investor, the amount set forth in the Note.

s. "**Revenue Share Percentage**" is defined in the preamble.

t. "**Republic Agreement**" means, for each Investor, the terms found at the page associated with the Issuer and its Offering Materials found at https://republic.co entered into on or prior to the date hereof between Republic and such Investor governing such Investor's use of Republic's services available at the Portal and appointing Republic and Republic Investment Services (as applicable) as such Investor's authorized agent for the purposes of this Agreement, as may be amended or supplemented.

u. "**Republic Investment Services**" means Republic Investment Services LLC, a Delaware limited liability company, and affiliate of Republic.

v. "**SEC**" means the Securities and Exchange Commission.

w. "**Securities Act**" means the Securities Act of 1933, including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute.

x. "**Security Agreement**" means the Security Agreement entered into between Republic Investment Services, on behalf of any and all Investors, and the Issuer.

y. "**Successful Offering**" means Republic's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

z. "**Total Payment**" means (a) the Offering Amount <u>multiplied by</u> (b) the Investment Multiple.

aa. "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

4. Conditions Precedent to Purchase of the Notes.

The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

a. A Successful Offering has occurred prior to the Offering Deadline;

b. The applicable Principal shall have actually been received by the Escrow Agent from each Investor;

c. The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

d. Republic shall have received this Agreement, duly executed and delivered by the Issuer (or its agent or designee, on its behalf);

e. Republic shall have received such other agreements, instruments, documents and evidence that Republic deems necessary in its sole discretion in connection with this Offering; and

f. The representations and warranties of the Issuer contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5. Certain Acknowledgements

Each of the Issuer and the Investors hereby acknowledges and agrees that:

a. Prior to delivering the Notice of Acceptance, the Issuer has no obligation to enter into this Agreement.

b. Upon the execution and delivery hereof by each Investor and the Issuer's release of its signature following the Acceptance Event, this Agreement shall become binding. For the avoidance of doubt, the Issuer shall have no obligations hereunder if the Closing Date does not occur.

c. If the Successful Offering has not occurred prior to the Offering Deadline, the Issuer may extend the Offering Deadline with the consent of Republic by providing Investors 5 business days to reconfirm their Offer to Purchase in a manner prescribed by Republic. If the Issuer declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

d. If a Successful Offering has occurred prior to the Offering Deadline, the Issuer may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of Republic by providing the Investors at least 5 business days' notice in a manner prescribed by Republic; provided that the Offering Deadline is at least 21 days after the first day that the Offering is made available on the Portal.

6. Representations, Warranties, Acknowledgements and Covenants of the Issuer.

As of the Closing Date, the Issuer hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

a. The Issuer is duly organized, validly existing, and in good standing under the laws of the of its formation or incorporation with full power to enter into this Agreement and execute all documents required hereunder.

b. The information provided by the Issuer on the Portal, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Issuer. All information that has been and will be made available to Republic Investment Services or the Investors by the Issuer or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

c. The Issuer has properly completed and filed all required filings with the SEC, and all information provided by the Issuer therein is accurate in every material respect. Further, the Issuer shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

d. The making, execution, delivery and performance of this Agreement by the Issuer has been duly authorized and approved by all requisite action of the Issuer, and this Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms.

e. The provisions of the Security Agreement between the Issuer and Republic Investment Services are effective to create in favor of Republic Investment Services for the benefit of the Investors a legal, valid and enforceable lien on all right, title and interest of the Issuer in the collateral described therein. The Issuer is now, and shall continue to be, the sole owner of all such collateral, except for items of equipment that are leased by the Issuer.

f. There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Issuer or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Issuer.

g. Neither the execution and delivery of this Agreement by the Issuer nor the Issuer's performance of its obligations hereunder will (i) cause the Issuer to become inadequately capitalized or preclude the Issuer from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Issuer is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Issuer or any of its property or assets is subject.

h. The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Issuer shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

i. The Issuer acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Issuer, and the Issuer has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

j. The Issuer shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or (ii) indebtedness incurred with the prior written consent of Republic Investment Services.

k. The Issuer shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding $100,000 individually or (ii) capital expenditures made with the prior written consent of Republic Investment Services.

l. The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's equity securities or any affiliates, unless no Event of Default exists or would result therefrom.

7. **Events of Default.**

Each of the following shall constitute an "**Event of Default**":

a. The Issuer's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days.

b. The Issuer's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days.

c. The Issuer's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days.

d. Voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt.

e. The entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

f. The entry of any final judgment against the Issuer for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry.

g. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt.

h. Any representation or warranty made by the Issuer under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 7(h) if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by Republic.

i. The occurrence of a Trigger Event.

8. Remedies.

If any Event of Default occurs and Republic Investment Services provides written notice of acceleration of the Notes to the Issuer, the Issuer shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Total Payment shall become immediately due and payable by the Issuer to the Investors, and Republic or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Issuer to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

9. Representations, Warranties, Acknowledgements and Covenants of the Investors.

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Issuer and each member, manager, officer, and agent of the Issuer as follows:

a. Risk Factors. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Issuer or Republic.

b. Evaluation of Risk. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Issuer has made available sufficient opportunity to ask questions of and receive answers from the Issuer concerning the Offering through the Portal. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Issuer, Republic or Republic Investment Services to represent the Investor; and (iv) the limited transferability of this Agreement.

c. No Advice. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

d. <u>Tax Laws</u>. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

e. <u>Own Account</u>. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

f. <u>No Registration, Restrictions on Resale</u>. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("*Transfer*") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Issuer will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Issuer is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

g. <u>Regulatory Transfer</u>. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Issuer may, with prior consent and cooperation of Republic, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Issuer (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of this <u>Section 9(g)</u>.

h. <u>Complete Information</u>. All information provided by the Investor to the Issuer in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Issuer, the Investor will immediately provide the Issuer with such information.

i. <u>Investment Limitations</u>; <u>Ability to Bear Economic Risk</u>. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

j. <u>Reliance by Issuer</u>. The Investor understands that the Issuer is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this <u>Section 9</u> in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

k. <u>Advice of Counsel</u>. The Investor acknowledges that any legal counsel for the Issuer is legal counsel solely for the Issuer regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Issuer is the accounting firm solely for the Issuer and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

l. <u>Republic Agreement</u>. The Investor has read, understands, and shall fully comply with its obligations under the Republic Agreement. The Investor shall not approach, contact or harass the Issuer in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the Republic Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

   m. <u>Further Assurances</u>. The Investor shall execute any further documents reasonably requested by the Issuer in connection with this Agreement.

   n. <u>State Alcohol Beverage Laws</u>. Certain state laws and regulations with respect to sale of alcoholic beverages may restrict a person from having a financial interest in a retailer that sells alcoholic beverages. The Investor represents that, to the best of the Investor's knowledge, the Investor (and, as applicable, the Investor's spouse) does not have hold any financial interest in any entity that makes or distributes any alcoholic beverage that is sold in the applicable state. The Investor also acknowledges that, to the extent required by law, Republic, Republic Investment Services or the Issuer may furnish information about the Investor to the applicable regulators.

10. Federal Income Tax Treatment.

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

11. Irrevocable Nature of Purchase of Note.

Each Investor hereby acknowledges and agrees that (a) starting from the Lock-In Period, the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

12. No Ownership.

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Issuer.

13. Notices

All notices and other communications hereunder between the parties shall be sent via the Portal's message center available through each party's account with the Portal, in accordance with the Portal's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Portal, and each Investor understands and accepts the limitations on communications set forth in <u>Section 9(l)</u>.

14. Independent Advice.

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE ISSUER OR THIS AGREEMENT OR THE NOTES.

15. Indemnification.
   a. Each Investor agrees to indemnify and hold harmless the Issuer, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Issuer, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided

by such Investor to the Issuer. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this <u>Section 15</u> shall survive the acceptance of this Agreement.

b. The parties acknowledge that Republic is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless Republic, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of Republic, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that Republic may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

16. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors and with the prior written consent of Republic. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, Republic is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although Republic is not obligated to identify or correct such errors.

17. Survival.

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under <u>Section 6</u> and <u>Section 9</u> and the provisions of <u>Section 10</u>, <u>Section 15</u>, this <u>Section 17 and Section 20</u> shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Issuer's other obligations hereunder.

18. Severability.

If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

19. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Issuer.

20. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of Oregon, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Oregon, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

21. Counterparts.

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

22. Interpretation.

In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) all references to times are times in New York, NY, and (i) "day" refers to a calendar day unless expressly identified as a business day.

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ARABLE BREWING COMPANY LLC

By:
Name: Cameron Wells
Title: Chief Executive Officer
Address: 1338 Andersen Ln, Eugene, OR 97404
Email: cameronwells@ymail.com

INVESTOR:
By:
Name:

EXHIBIT A
Form of Note

Principal: $**[PRINCIPAL]** **[DATE]**

FOR VALUE RECEIVED, Arable Brewing Company LLC (the "***Issuer***"), promises to pay to the order of **[INVESTOR]** ("***Payee***") on the Maturity Date total payment in an amount calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("***Note Purchase Agreement***"), dated as of **[DATE]**, by and among the Issuer, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Promissory Note (this "***Note***") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Issuer is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Issuer and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Issuer and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF OREGON (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

ARABLE BREWING COMPANY LLC

By:
Name: Cameron Wells
Title: Chief Executive Officer

EXHIBIT D

Video Transcript

Arable brewing company started as a dream between friends, friends and became family and family decided to make the dream a reality. Many years later, lots of beers brewed in the garage and many pints shared over fire. We are making it happen. We want all craft beer enthusiasts to know that it is truly a labor of love that starts in the fields and streams in our own backyard.

The word arable means land used or suitable for making crops. We chose this name because we understand that quality craft beer truly starts in the field with good farming, producing the highest quality ingredients. After many years in the industry, the core aspect of our company mission became clear, and that is the importance of community. That joy is the very thing we want to perpetuate as a brewery.

Shift away from the production brewing model and back to the local community based place of gathering. The pub local organ is a type of community that would be perfect for that model. We understand that rural towns are truly built around community and coming together with a thriving outdoor community, including the lake in the summer, skiing and snowboarding in the winter and year round hiking.

Our core demographic is in Little Oregon. We're almost there to make this dream a reality. With your investment today, you are helping us purchase our five barrel brewhouse and fermenters, as well as a welcoming and unique tasting room.

EXHIBIT E

Testing the Waters



Company Name	Arable Brewing Company
Logo	
Headline	A specialized microbrewery and event space in Lane County, Oregon
Slides	





Tags	B2C, Coming Soon, Local, Debt, Companies, Consumer Goods & Retail, Women Founders, Veteran Founders

Pitch text	## Summary

- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated
- Small batch, hand crafted beers

- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks


GRID 7 ELEVATION
GRID I ELEVATION
GRID A ELEVATION
GRID 1 ELEVATION
R & M STEEL COMPANY
Lowell, OR.
Emerald Gutter
Lowell Industrial

We plan to lease warehouse/industrial space located on Industrial Way in Lowell. The brewery/tap room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the brewery will give the town a product and place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space



1160 INDUSTRIAL WAY - LOWELL, OREGON 97452

We will be able to bring the community together in the family friendly environment that we will create in our tasting room. The 25–30 seat front of house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable as a "destination brewery" to entice out-of-area patronage to boost the local economy. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card

- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. We plan to stage at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the taproom, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one 1600 square foot space that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. For safety reasons, Arable will not brew beer during open tasting room hours.

The estimated total rent for the space is $1,200 per month. The industrial/warehouse space is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property owners, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

The owners of the industrial space that Arable plans to lease are well-established in the community, and own two other local businesses. There is plenty of room for growth for Arable with this arrangement.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00
- Equipment shipping costs= $5,000

- Keg shells= $3,500

- Keg washer= $4,000

- Mill = $500.00

- TC Clamps = $1,000.00

- TC Gaskets = $300.00

- Hoses = $600.00

- Process Pumps = $1,000.00

- Air Compressor = $1,000.00

- Glycol System = $9,000.00

- Wort Chiller = $1,000.00

- CO_2 Valves = $450.00

- Carbonation Stones = $300.00

- O2 valves = $100.00

- Boiler = $10,000.00

- Scale = $200.00

- Fermentation vessels 5bbl = $12,500.00

- Water hoses = $300.00

- Buckets = $50.00

- Mash paddle = $100.00

- Rubbermaid trash cans = $250.00

- Big buckets = $100.00

- Ladders = $300.00

- **Equipment cost total estimate=$116,550**

—

Revenue by Month



—

Expenses by Month



—

Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

—

Projected Cash Flow Statement

	2022	2023	2024
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting rural areas outside the city of Eugene

Lowell is located in Lane County, Oregon. According to the United States Census Bureau, the county is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the rural areas outside the city of Eugene. This target area includes the communities of Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a total population of 19,996 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Arable will lease warehouse/industrial space in Lowell. The brewery/tap room will be the corner stone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve four core groups

- Local workforce
- Weekend local community out for an evening of entertainment
- All those visiting one of the 3 lakes nearby

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.
- Lowell state recreation site
- Dexter lake farmer's market
- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.
- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing
- Oregon association of rowers
- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.
- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (414 likes)
- Arable Brewing Co/Instagram (336 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After the first year of operation, Arable will expand our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Arable Brewing's competition will consist of other establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

—

Other breweries in the region

Currently there are no other breweries, brewpubs, tasting rooms in Dexter or Lowell. Arable will be the first small-batch, microbrewery in Lowell. Lowell is 21.6 miles away from Eugene, which is saturated with Breweries. Ninkasi, Claim 52, Hop Valley, just to name a few are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves form the rest of them, we need a "niche". This is our "niche". Small, rural town brewery that will provide world class beers in a small batch production model.

Vision

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in May, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Milestone	Due Date	Who's Responsible
Get solid price and availability quotes for the brewhouse	April 01, 2022	Arable
Start fundraising campaign	April 01, 2022	Arable
TTB and OLCC licensing	April 01, 2022	Arable
Install draft system	April 01, 2022	Arable
Purchase brewhouse	May 01, 2022	Arable
Install Brewhouse	May 01, 2022	Arable
Purchase tasting room needs	May 01, 2022	Arable
Brew first batch!!!	May 01, 2022	Arable

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.



Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management
- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling...

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system
- Improved K-12 school infrastructure
- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

	Chris Archer	Co-founder & Founding Brewmaster
	Cameron Wells	Co-founder & CEO
	Amy Wells	Co-founder & CFO

Perks

$100

A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates

$500

Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates

$1,000

Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates

$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates
$5,000	Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates

FAQ

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Company Name	Arable Brewing Company

Logo



Headline   A specialized microbrewery and event space in Lane County, Oregon

Slides







Tags	Veteran Founders, Women Founders, Consumer Goods & Retail, Companies, Debt, Local, Coming Soon, B2C

Pitch text	## Summary

- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated
- Small batch, hand crafted beers

- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks


GRID 7 ELEVATION
GRID I ELEVATION
GRID A ELEVATION
GRID 1 ELEVATION
R & M STEEL COMPANY
Lowell, OR.
Emerald Gutter
Lowell Industrial

We plan to lease warehouse/industrial space located on Industrial Way in Lowell. The brewery/tap room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the brewery will give the town a product and place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space



1160 INDUSTRIAL WAY - LOWELL, OREGON 97452

We will be able to bring the community together in the family friendly environment that we will create in our tasting room. The 25–30 seat front of house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable as a "destination brewery" to entice out-of-area patronage to boost the local economy. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card

- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. We plan to stage at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the taproom, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one 1600 square foot space that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. For safety reasons, Arable will not brew beer during open tasting room hours.

The estimated total rent for the space is $1,200 per month. The industrial/warehouse space is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property owners, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

The owners of the industrial space that Arable plans to lease are well-established in the community, and own two other local businesses. There is plenty of room for growth for Arable with this arrangement.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00
- Equipment shipping costs= $5,000

- Keg shells= $3,500

- Keg washer= $4,000

- Mill = $500.00

- TC Clamps = $1,000.00

- TC Gaskets = $300.00

- Hoses = $600.00

- Process Pumps = $1,000.00

- Air Compressor = $1,000.00

- Glycol System = $9,000.00

- Wort Chiller = $1,000.00

- CO2 Valves = $450.00

- Carbonation Stones = $300.00

- O2 valves = $100.00

- Boiler = $10,000.00

- Scale = $200.00

- Fermentation vessels 5bbl = $12,500.00

- Water hoses = $300.00

- Buckets = $50.00

- Mash paddle = $100.00

- Rubbermaid trash cans = $250.00

- Big buckets = $100.00

- Ladders = $300.00

- **Equipment cost total estimate=$116,550**

—

Revenue by Month



—

Expenses by Month



—

Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

—

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

—

Projected Cash Flow Statement

	2022	2023	2024
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting rural areas outside the city of Eugene

Lowell is located in Lane County, Oregon. According to the United States Census Bureau, the county is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the rural areas outside the city of Eugene. This target area includes the communities of Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a total population of 19,996 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Arable will lease warehouse/industrial space in Lowell. The brewery/tap room will be the corner stone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve four core groups

- Local workforce
- Weekend local community out for an evening of entertainment
- All those visiting one of the 3 lakes nearby

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.
- Lowell state recreation site
- Dexter lake farmer's market
- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.
- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing
- Oregon association of rowers
- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.
- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (414 likes)
- Arable Brewing Co/Instagram (336 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After the first year of operation, Arable will expand our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Arable Brewing's competition will consist of other establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

—

Other breweries in the region

Currently there are no other breweries, brewpubs, tasting rooms in Dexter or Lowell. Arable will be the first small-batch, microbrewery in Lowell. Lowell is 21.6 miles away from Eugene, which is saturated with Breweries. Ninkasi, Claim 52, Hop Valley, just to name a few are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves form the rest of them, we need a "niche". This is our "niche". Small, rural town brewery that will provide world class beers in a small batch production model.

Vision And Strategy

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in May, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Milestone	Due Date	Who's Responsible
Get solid price and availability quotes for the brewhouse	April 01, 2022	Arable
Start fundraising campaign	April 01, 2022	Arable
TTB and OLCC licensing	April 01, 2022	Arable
Install draft system	April 01, 2022	Arable
Purchase brewhouse	May 01, 2022	Arable
Install Brewhouse	May 01, 2022	Arable
Purchase tasting room needs	May 01, 2022	Arable
Brew first batch!!!	May 01, 2022	Arable

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.



Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management
- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling...

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system
- Improved K-12 school infrastructure
- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

	Chris Archer	Co-founder & Founding Brewmaster
	Cameron Wells	Co-founder & CEO
	Amy Wells	Co-founder & CFO

Perks

$100	A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$500	Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$1,000	Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates

$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates
$5,000	Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates

FAQ

What is a Crowd Revenue Note?	A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment.

Will I receive any equity interests or any voting or management rights with a Crowd Term Note or Crowd Revenue Note?

Please always refer to the terms and conditions of each offering. Typically you will not receive any equity, voting or management rights in a business from a Crowd Term Note or Crowd Revenue Note on Republic.

When do payments start for Crowd Term Notes or Crowd Revenue Notes?

Please refer to the investment terms and conditions. Many Republic Local investments will have a deferral plan and payments will begin one year after the investment is finalized.

Once payments begin for term notes, they are typically expected to be paid monthly or quarterly.

For revenue sharing notes, once the payment period has commenced, payments will start when the business begins generating revenue. This typically occurs after a business has opened to the public. If a business does not have any revenue, then no payments will be made.

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Please consult your tax advisor if you have additional questions regarding taxes. Republic does not provide tax, financial or legal advice and this information is not intended to be tax, financial or legal advice. Investors should consult their own financial or tax advisors to determine the tax implications of any potential investment on Republic.

  **Republic**

Company Name	Arable Brewing Company

Logo



Headline

A specialized microbrewery and event space in Lane County, Oregon

Slides







Tags	B2C, Coming Soon, Local, Debt, Companies, Consumer Goods & Retail, Women Founders, Veteran Founders

Pitch text

Summary

- Production site, Eugene Oregon
- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated

- Small batch, hand crafted beers
- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks

Arable is committed to always being fully transparent in our business practices. During the site-planning phase in Lowell, we discovered that the infrastructure available for lease cannot support the daily functions of a production brewery. We have identified a site in Eugene that is move-in ready and can sustain a production brewery. We plan to have our brewery/production site in Eugene, along with a temporary tasting room.

Once the infrastructure is available for us in Lowell, we plan to open our tasting room to a site in downtown Lowell.

The tasting room in Lowell will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the tasting room will give the town a place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space

We will be able to bring the community together in the family friendly environment that we will create in both our temporary tasting room in Eugene and our future

tasting room out in Lowell. The 25–30 seat front of the house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable's tasting room in Lowell as a destination spot for locals and tourists alike to visit. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card
- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. Once we have opened the tasting room out in Lowell, we plan to stage the tap unit at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the tasting room, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Once we have opened the tasting room out to Lowell, Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one space in Eugene that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. Once the infrastructure is available for us in Lowell, we plan to open a tasting room in downtown Lowell, creating a destination spot for locals and tourists alike to visit.

The Eugene site is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property landlord, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00
- Equipment shipping costs= $5,000
- Keg shells= $3,500
- Keg washer= $4,000
- Mill = $500.00
- TC Clamps = $1,000.00
- TC Gaskets = $300.00
- Hoses = $600.00
- Process Pumps = $1,000.00
- Air Compressor = $1,000.00
- Glycol System = $9,000.00
- Wort Chiller = $1,000.00
- CO2 Valves = $450.00
- Carbonation Stones = $300.00
- O2 valves = $100.00
- Boiler = $10,000.00
- Scale = $200.00
- Fermentation vessels 5bbl = $12,500.00
- Water hoses = $300.00
- Buckets = $50.00
- Mash paddle = $100.00
- Rubbermaid trash cans = $250.00
- Big buckets = $100.00
- Ladders = $300.00
- **Equipment cost total estimate=$116,550**

—

Revenue by Month



—

Expenses by Month



—

Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

—

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

—

Projected Cash Flow Statement

	2022	**2023**	**2024**
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting Eugene and surrounding areas in Lane County

According to the United States Census Bureau, Lane County is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the city of Eugene along with rural areas outside of Eugene. This target area includes the communities of Eugene, Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a combined total population of 190,453 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Once the infrastructure is available for Arable, we plan to lease retail space in Lowell. Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Once Arable is able to open their tasting room in Lowell, we are certain the tasting room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve these core groups

- Local workforce

- Weekend local community out for an evening of entertainment

- Tourists visiting Lane County and the Willamette Valley

- All those visiting Dexter, Lookout Point, and Fall Creek

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.
- Lowell state recreation site
- Dexter lake farmer's market
- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.
- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing
- Oregon association of rowers
- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.
- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (508 likes)
- Arable Brewing Co/Instagram (377 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After Arable has expanded and opened a tasting room in Lowell, we plan to broaden our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break

Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Currently there are no other breweries, brewpubs, tasting rooms in Lowell. Arable will be the first small-batch, microbrewery to have a tasting room in Lowell. Lowell is located 21.6 miles away from Eugene.

While the tasting room is located in Eugene, our competition will be several local breweries; Ninkasi, Claim 52, Hop Valley, just to name a few which are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight. However, in the future, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Once the tasting room has opened in Lowell, our competition will consist of other local establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant

serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves from the rest of them, we need a "niche". Our "niche" is small batch, on-premise craft beer.

Vision And Strategy

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in Fall 2022, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Milestone	Due Date	Who's Responsible
Get solid price and availability quotes for the brewhouse	April 01, 2022	Arable
Start fundraising campaign	April 01, 2022	Arable
TTB and OLCC licensing	April 01, 2022	Arable
Install draft system	April 01, 2022	Arable
Purchase brewhouse	May 01, 2022	Arable
Install Brewhouse	May 01, 2022	Arable
Purchase tasting room needs	May 01, 2022	Arable
Brew first batch!!!	May 01, 2022	Arable

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction

- Machine tool operations

- Facilities and maintenance management

- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes

- Production process engineering

- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.

 # Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer

- Yeast Management

- Filtering and Centrifuging Beer

- Filling Packaged Beer from Tanks

- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management
- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling...

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system
- Improved K-12 school infrastructure
- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

	Chris Archer	Co-founder & Founding Brewmaster
	Cameron Wells	Co-founder & CEO
	Amy Wells	Co-founder & CFO

Perks

$100   A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates

$500   Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates

$1,000   Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates

$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates
$5,000	Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates

FAQ

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Company Name	Arable Brewing Company
Logo	
Headline	A specialized microbrewery and event space in Lane County, Oregon
Slides	





Tags	Veteran Founders, Women Founders, Consumer Goods & Retail, Companies, Debt, Local, Coming Soon, B2C

Pitch text	## Summary

- Production site, Eugene Oregon
- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated

- Small batch, hand crafted beers
- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks

Arable is committed to always being fully transparent in our business practices. During the site-planning phase in Lowell, we discovered that the infrastructure available for lease cannot support the daily functions of a production brewery. We have identified a site in Eugene that is move-in ready and can sustain a production brewery. We plan to have our brewery/production site in Eugene, along with a temporary tasting room.

Once the infrastructure is available for us in Lowell, we plan to open our tasting room to a site in downtown Lowell.

The tasting room in Lowell will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the tasting room will give the town a place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space

We will be able to bring the community together in the family friendly environment that we will create in both our temporary tasting room in Eugene and our future

tasting room out in Lowell. The 25–30 seat front of the house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable's tasting room in Lowell as a destination spot for locals and tourists alike to visit. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card
- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. Once we have opened the tasting room out in Lowell, we plan to stage the tap unit at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the tasting room, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Once we have opened the tasting room out to Lowell, Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one space in Eugene that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. Once the infrastructure is available for us in Lowell, we plan to open a tasting room in downtown Lowell, creating a destination spot for locals and tourists alike to visit.

The Eugene site is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property landlord, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00

- Equipment shipping costs= $5,000

- Keg shells= $3,500

- Keg washer= $4,000

- Mill = $500.00

- TC Clamps = $1,000.00

- TC Gaskets = $300.00

- Hoses = $600.00

- Process Pumps = $1,000.00

- Air Compressor = $1,000.00

- Glycol System = $9,000.00

- Wort Chiller = $1,000.00

- CO2 Valves = $450.00

- Carbonation Stones = $300.00

- O2 valves = $100.00

- Boiler = $10,000.00

- Scale = $200.00

- Fermentation vessels 5bbl = $12,500.00

- Water hoses = $300.00

- Buckets = $50.00

- Mash paddle = $100.00

- Rubbermaid trash cans = $250.00

- Big buckets = $100.00

- Ladders = $300.00

- **Equipment cost total estimate=$116,550**

—

Revenue by Month



—

Expenses by Month



—

Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

Projected Cash Flow Statement

	2022	2023	2024
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting Eugene and surrounding areas in Lane County

According to the United States Census Bureau, Lane County is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the city of Eugene along with rural areas outside of Eugene. This target area includes the communities of Eugene, Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a combined total population of 190,453 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Once the infrastructure is available for Arable, we plan to lease retail space in Lowell. Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Once Arable is able to open their tasting room in Lowell, we are certain the tasting room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve these core groups

- Local workforce

- Weekend local community out for an evening of entertainment

- Tourists visiting Lane County and the Willamette Valley

- All those visiting Dexter, Lookout Point, and Fall Creek

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.

- Lowell state recreation site

- Dexter lake farmer's market

- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.

- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing

- Oregon association of rowers

- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.

- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (508 likes)
- Arable Brewing Co/Instagram (377 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After Arable has expanded and opened a tasting room in Lowell, we plan to broaden our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break

Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Currently there are no other breweries, brewpubs, tasting rooms in Lowell. Arable will be the first small-batch, microbrewery to have a tasting room in Lowell. Lowell is located 21.6 miles away from Eugene.

While the tasting room is located in Eugene, our competition will be several local breweries; Ninkasi, Claim 52, Hop Valley, just to name a few which are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight. However, in the future, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Once the tasting room has opened in Lowell, our competition will consist of other local establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant

serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves from the rest of them, we need a "niche". Our "niche" is small batch, on-premise craft beer.

Vision And Strategy

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in Fall 2022, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.



Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management

- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling…

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system
- Improved K-12 school infrastructure
- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

 Chris Archer — Co-founder & Founding Brewmaster

 Cameron Wells — Co-founder & CEO

 Amy Wells — Co-founder & CFO

Perks

$100	A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$500	Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$1,000	Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates
$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates

| $5,000 | Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates |

FAQ

| What is a Crowd Revenue Note? | A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment. |

Will I receive any equity interests or any voting or management rights with a Crowd Term Note or Crowd Revenue Note?	Please always refer to the terms and conditions of each offering. Typically you will not receive any equity, voting or management rights in a business from a Crowd Term Note or Crowd Revenue Note on Republic.
When do payments start for Crowd Term Notes or Crowd Revenue Notes?	Please refer to the investment terms and conditions. Many Republic Local investments will have a deferral plan and payments will begin one year after the investment is finalized. Once payments begin for term notes, they are typically expected to be paid monthly or quarterly. For revenue sharing notes, once the payment period has commenced, payments will start when the business begins generating revenue. This typically occurs after a business has opened to the public. If a business does not have any revenue, then no payments will be made. Note that debt securities offered on Republic are not guaranteed or insured and investors may lose some or all of the principal invested subject to an issuer's ability to fully service the debt and not default.

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Please consult your tax advisor if you have additional questions regarding taxes. Republic does not provide tax, financial or legal advice and this information is not intended to be tax, financial or legal advice. Investors should consult their own financial or tax advisors to determine the tax implications of any potential investment on Republic.

 **Republic**

Company Name	Arable Brewing Company
Logo	
Headline	A specialized microbrewery and event space in Lane County, Oregon
Slides	





Tags	B2C, Coming Soon, Local, Debt, Companies, Consumer Goods & Retail, Women Founders, Veteran Founders

Pitch text	## Summary

- Production site, Eugene Oregon
- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated

- Small batch, hand crafted beers
- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks

Arable is committed to always being fully transparent in our business practices. During the site-planning phase in Lowell, we discovered that the infrastructure available for lease cannot support the daily functions of a production brewery. We have identified a site in Eugene that is move-in ready and can sustain a production brewery. We plan to have our brewery/production site in Eugene, along with a temporary tasting room.

Once the infrastructure is available for us in Lowell, we plan to open our tasting room in downtown Lowell.

The tasting room in Lowell will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the tasting room will give the town a place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space

We will be able to bring the community together in the family friendly environment that we will create in both our temporary tasting room in Eugene and our future

tasting room out in Lowell. The 25–30 seat front of the house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable's tasting room in Lowell as a destination spot for locals and tourists alike to visit. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card
- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. Once we have opened the tasting room out in Lowell, we plan to stage the tap unit at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the tasting room, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Once we have opened the tasting room out to Lowell, Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one space in Eugene that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. Once the infrastructure is available for us in Lowell, we plan to open a tasting room in downtown Lowell, creating a destination spot for locals and tourists alike to visit.

The Eugene site is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property landlord, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00

- Equipment shipping costs= $5,000

- Keg shells= $3,500

- Keg washer= $4,000

- Mill = $500.00

- TC Clamps = $1,000.00

- TC Gaskets = $300.00

- Hoses = $600.00

- Process Pumps = $1,000.00

- Air Compressor = $1,000.00

- Glycol System = $9,000.00

- Wort Chiller = $1,000.00

- CO2 Valves = $450.00

- Carbonation Stones = $300.00

- O2 valves = $100.00

- Boiler = $10,000.00

- Scale = $200.00

- Fermentation vessels 5bbl = $12,500.00

- Water hoses = $300.00

- Buckets = $50.00

- Mash paddle = $100.00

- Rubbermaid trash cans = $250.00

- Big buckets = $100.00

- Ladders = $300.00

- **Equipment cost total estimate=$116,550**

—

Revenue by Month



—

Expenses by Month



—

Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

Projected Cash Flow Statement

	2022	2023	2024
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting Eugene and surrounding areas in Lane County

According to the United States Census Bureau, Lane County is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the city of Eugene along with rural areas outside of Eugene. This target area includes the communities of Eugene, Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a combined total population of 190,453 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Once the infrastructure is available for Arable, we plan to lease retail space in Lowell. Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Once Arable is able to open their tasting room in Lowell, we are certain the tasting room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve these core groups

- Local workforce

- Weekend local community out for an evening of entertainment

- Tourists visiting Lane County and the Willamette Valley

- All those visiting Dexter, Lookout Point, and Fall Creek

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.

- Lowell state recreation site

- Dexter lake farmer's market

- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.

- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing

- Oregon association of rowers

- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.

- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (508 likes)
- Arable Brewing Co/Instagram (377 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After Arable has expanded and opened a tasting room in Lowell, we plan to broaden our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break

Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Currently there are no other breweries, brewpubs, tasting rooms in Lowell. Arable will be the first small-batch, microbrewery to have a tasting room in Lowell. Lowell is located 21.6 miles away from Eugene.

While the tasting room is located in Eugene, our competition will be several local breweries; Ninkasi, Claim 52, Hop Valley, just to name a few which are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight. However, in the future, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Once the tasting room has opened in Lowell, our competition will consist of other local establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant

serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves from the rest of them, we need a "niche". Our "niche" is small batch, on-premise craft beer.

Vision And Strategy

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in Fall 2022, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.



Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management

- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling...

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system

- Improved K-12 school infrastructure

- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

   Chris   Co-founder & Founding
                  Archer   Brewmaster

   Cameron   Co-founder & CEO
                  Wells

   Amy Wells   Co-founder & CFO

Perks

$100	A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$500	Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$1,000	Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates
$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates

| $5,000 | Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates |

FAQ

| What is a Crowd Revenue Note? | A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment. |

Will I receive any equity interests or any voting or management rights with a Crowd Term Note or Crowd Revenue Note?	Please always refer to the terms and conditions of each offering. Typically you will not receive any equity, voting or management rights in a business from a Crowd Term Note or Crowd Revenue Note on Republic.
When do payments start for Crowd Term Notes or Crowd Revenue Notes?	Please refer to the investment terms and conditions. Many Republic Local investments will have a deferral plan and payments will begin one year after the investment is finalized. Once payments begin for term notes, they are typically expected to be paid monthly or quarterly. For revenue sharing notes, once the payment period has commenced, payments will start when the business begins generating revenue. This typically occurs after a business has opened to the public. If a business does not have any revenue, then no payments will be made. Note that debt securities offered on Republic are not guaranteed or insured and investors may lose some or all of the principal invested subject to an issuer's ability to fully service the debt and not default.

What are the tax implications of investing in a debt offering on Republic?

Each investor agrees to treat the investment agreements that it invests in on Republic as "debt instruments" (as defined in U.S. Treasury regulations) for U.S. federal income tax purposes. Returns from your debt investments are reported as interest income for the applicable year. Revenue sharing loans are classified as contingent payment debt instruments, and the calculation is done at the end of the year when all payments for that year have been made.

Please consult your tax advisor if you have additional questions regarding taxes. Republic does not provide tax, financial or legal advice and this information is not intended to be tax, financial or legal advice. Investors should consult their own financial or tax advisors to determine the tax implications of any potential investment on Republic.

 

Company Name	Arable Brewing Company

Logo	

Headline	A specialized microbrewery and event space in Lane County, Oregon

Slides	





Tags

Women Founders, Veteran Founders, Consumer Goods & Retail, Companies, Debt, Local, Coming Soon, B2C

Pitch text

Summary

- Production site, Eugene Oregon
- A much-needed, open-to-all craft brewpub in Lowell, Oregon
- Veteran- and woman-owned and operated

- Small batch, hand crafted beers
- Estimated profits within first six months: $66k
- Expecting to produce and sell approximately 174 barrels in 2022

Opportunity



Lowell, Oregon

A historic town poised for expansion

Located in beautiful Lane County, Lowell is a historic and family-oriented town that was established in the 1800's. The town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River, and is a popular recreation area for people from nearby Eugene and Springfield.

Until now, there's been no craft brewery-tasting room in the area. Locals have to travel over 20 miles outside their town for a craft brewery experience; the community does not have a place where they can gather together. With only two other restaurants serving the area, the town needs a place where people can meet for great beer and food.

Concept

A microbrewery with a unique indoor/outdoor environment

and food from rotating local food trucks

Arable is committed to always being fully transparent in our business practices. During the site-planning phase in Lowell, we discovered that the infrastructure available for lease cannot support the daily functions of a production brewery. We have identified a site in Eugene that is move-in ready and can sustain a production brewery. We plan to have our brewery/production site in Eugene, along with a temporary tasting room.

Once the infrastructure is available for us in Lowell, we plan to open our tasting room in downtown Lowell.

The tasting room in Lowell will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators also have plans to add residential real estate, markets, restaurants, and retail locations.

Arable will fulfill a need in Lowell for an open-to-all craft brewpub. Local residents will come to enjoy their hometown ales just as their town is starting to grow. Just as importantly, the tasting room will give the town a place to call its own.

Details

A year-round drink, food, and event space

The beer

Founding Brewmaster Chris Archer will manage the brewing process. Chris plans to brew a variety of beers, including IPAs, stouts, pale ales, porters, lagers, Belgians, and sours.

The space

We will be able to bring the community together in the family friendly environment that we will create in both our temporary tasting room in Eugene and our future

tasting room out in Lowell. The 25–30 seat front of the house (with additional standing room) will be complemented by additional outdoor seating, which will be covered and heated for year-round use.

Our concept is clean and simple, with a lived-in natural feel that elevates the beer, fosters community, and nurtures a connection. We will establish Arable's tasting room in Lowell as a destination spot for locals and tourists alike to visit. We also plan to work with the food truck community to set up rotating trucks to provide food at the tap room.

On-site events

Additionally, events are essential in promoting economic activity and building off new or continuing initiatives—they bring the community together, and also encourage people to spend money locally. Events show outsiders that the community is alive; things are happening and people care. We plan to have events, events, events!

- Trivia nights—These are very popular and have shown an average sales increase of 20%
- Movie nights
- Meet the brewer/tasting
- Brew with the brewer
- Live music
- Brewery tours
- Beer release night
- Pint card—similar to a coffee punch card
- Mug club
- Dollars off—to go growlers
- Local events in the Lowell area

Off-site events

Arable plans on building a mobile tap unit. Once we have opened the tasting room out in Lowell, we plan to stage the tap unit at the lake during special boating events and local events in town to serve our beers. We will also be able to set the tap unit up at other festivals around Oregon. This will help expand Arable's visibility to a wider market base.

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that are always excited to try what we come up with next; our last event drew approximately 100 guests.

Business Model

A community-focused business model

The vision of Arable is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons. The company will derive sales from the sale of beer, wine, food, and merchandise.

Beer:

The company will sell high-gravity and low-gravity beers. High-gravity beers include IPAs and stouts and will be sold for between $6 and $7. The average cost of goods sold percentage for high-gravity beer is roughly 12%. Low-gravity beers include pilsners and lagers, and the company will sell them for between $4 and $5 per pint. The average cost of goods sold percentage for low-gravity beer is roughly 8%.

Wine:

Arable will sell wines from local Oregon wineries, with a rotating selection of 3 or 4 varieties. It will sell the wine by the glass with an average price of $8 per glass. The estimated cost of goods sold percentage for this revenue segment is estimated to be 37.5%

Food and non-alcoholic beverages:

The company will not have a full kitchen in the tasting room, but it will offer a variety of cold foods, bags of chips, and soups and chilis. Once we have opened the tasting room out to Lowell, Arable Brewing will also work with the Dexter Lake Club's Rattlesnake BBQ restaurant to provide several of their pre-made sandwiches. The average cost of goods sold is expected to be 80%.

Merchandise:

Arable will sell branded merchandise that includes t-shirts, sweatshirts, hats, and stickers. The average price of merchandise will be $30.





Operations plan

Locations & Facilities

The company will lease one space in Eugene that will house both its brewhouse and the tasting room. This unique model will give patrons the ability to be "in the brewery" while drinking the beer that was brewed there. Once the infrastructure is available for us in Lowell, we plan to open a tasting room in downtown Lowell, creating a destination spot for locals and tourists alike to visit.

The Eugene site is virtually move-in ready. Arable will need to make a few leasehold improvements to the space totaling $21,500. The company has submitted an LOI to the property landlord, and will have an executed lease for the property before the closing and disbursement of the start-up financing.

Staffing

The founders of Arable will solely handle the operations of the business in the first year of operation, with the exception of part-time seasonal tasting room staff. In his position at the Eugene brewery, Ninkasi, Chris operates a brewhouse and cellar of the same size on his own. He also manages the beer from conception to packaging. With this knowledge, Arable feels confident Cam and Chris can manage every aspect of making beer from start to finish while ensuring the highest quality.

The company will hire the following additional staff:

1. In year one, Arable will hire two part-time seasonal tasting room staff members between June and September. Tasting room staff members will serve beer, handle cellar operations, clean up, work at events, and provide general labor.
2. In year two, the company will hire a part-time cellarman, who will handle fermentation, cleaning the tanks, transferring beer, and racking beer. It will also hire two part-time seasonal tasting room staff members between June and September.
3. In year three, Arable will hire one full-time and two part-time tasting room staff members. It will also hire a full-time cellarman.

Equipment & tools

Arable Brewing will purchase the furniture, fixtures, and equipment that it will need for its operation. The total cost of these items is expected to be $142,550 and includes everything needed for both the brewhouse and the tasting room. The furniture, fixtures, and equipment that will be purchased includes:

5 barrel brew system5 fermentation vesselsSteam boilerGlycol chilling systemCold storage unit/under-counter refrigerator for tap roomDraft system for pouring beers to customersKeg WasherProcess hosesGlass cleaner for tap room

The above are examples of the high-level capital purchases that we will need to make in year 1.

Distribution

Arable will not be partnering with any third party distributors. We will only self-distribute draft beers to selective establishments and collaborative partners. Third-party distribution is expensive, and they do not have the brewery's best interests in mind.

Financial plan

Key assumptions

The assumptions used in the creation of the financial forecast are based on the extensive firsthand experience of the founders. Two of the founders have 16 years of experience working in craft breweries, with both having worked at the largest brewery in the region. The owners have used this experience to develop the realistic revenue, expense, and profit projections found in the forecast.

It was assumed that the financing would be received and assets would be purchased before month one of the projection period. The financing, asset purchases, and working capital can be seen as beginning balances on the balance sheet.

In order for Arable to be successful, we must be able to produce top-quality beers of all styles. An essential part of being able to make that happen is a quality brewing system. This will allow our team to have better temperature control and yield better volumes. This will require capital to purchase the necessary equipment. This is a list of top-level equipment essential to our success. This equipment pricing was an average of prices from the brewery supply website probrewer.com.



- 5 bbl Brew System = $65,000.00

- Equipment shipping costs= $5,000

- Keg shells= $3,500

- Keg washer= $4,000

- Mill = $500.00

- TC Clamps = $1,000.00

- TC Gaskets = $300.00

- Hoses = $600.00

- Process Pumps = $1,000.00

- Air Compressor = $1,000.00

- Glycol System = $9,000.00

- Wort Chiller = $1,000.00

- CO2 Valves = $450.00

- Carbonation Stones = $300.00

- O2 valves = $100.00

- Boiler = $10,000.00

- Scale = $200.00

- Fermentation vessels 5bbl = $12,500.00

- Water hoses = $300.00

- Buckets = $50.00

- Mash paddle = $100.00

- Rubbermaid trash cans = $250.00

- Big buckets = $100.00

- Ladders = $300.00

- **Equipment cost total estimate=$116,550**

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



—

Projected Profit and Loss

	2022	2023	2024
Revenue	**$223,823**	**$393,366**	**$479,860**
Direct Costs	**$97,994**	**$169,899**	**$181,942**
Gross Margin	$125,830	$223,467	$297,918
Gross Margin %	**56%**	**57%**	**62%**
Operating Expenses			
Lease	$10,000	$15,000	$15,000
Utilities	$15,210	$22,308	$24,538
Chems and Gas	$4,944	$8,158	$8,974
Marketing	$1,431	$1,910	$1,910
Insurance	$7,353	$9,808	$10,103
Office Supplies	$450	$600	$600
Garbage / Recycling	$900	$1,200	$1,200
Phone / Internet	$2,700	$3,600	$3,600
OICC / TTB Lisencing Cost	$600		
Postage and Delivery	$450	$600	$600
Accounting	$2,997	$3,996	$3,996
Total Operating Expenses	**$47,035**	**$67,180**	**$70,521**
Operating Income	**$78,795**	**$156,287**	**$227,397**
Interest Incurred	$2,033	$2,526	$1,891
Depreciation and Amortization	$6,336	$9,504	$9,505
Gain or Loss from Sale of Assets			
Income Taxes	$4,366	$8,944	$13,392
Total Expenses	**$157,763**	**$258,054**	**$277,250**
Net Profit	**$66,060**	**$135,312**	**$202,610**
Net Profit / Sales	**30%**	**34%**	**42%**

Projected Balance Sheet

	2022	2023	2024
Cash	$123,879	$235,343	$418,382
Accounts Receivable	$0	$0	$0
Inventory	$10,913	$11,710	$7,464
Other Current Assets			
Total Current Assets	**$134,792**	**$247,052**	**$425,845**
Long-Term Assets	$142,563	$142,563	$142,563
Accumulated Depreciation	($6,336)	($15,840)	($25,345)
Total Long-Term Assets	**$136,227**	**$126,723**	**$117,218**
Total Assets	**$271,018**	**$373,775**	**$543,064**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,366	$8,944	$13,392
Sales Taxes Payable	$0	$0	$0
Short-Term Debt	$37,133	$37,770	$38,417
Prepaid Revenue			
Total Current Liabilities	**$41,499**	**$46,714**	**$51,809**
Long-Term Debt	$128,459	$90,690	$52,273
Long-Term Liabilities	**$128,459**	**$90,690**	**$52,273**
Total Liabilities	**$169,959**	**$137,403**	**$104,082**
Paid-In Capital	$35,000	$35,000	$35,000
Retained Earnings		$66,060	$201,372
Earnings	$66,060	$135,312	$202,610
Total Owner's Equity	**$101,060**	**$236,372**	**$438,982**
Total Liabilities & Equity	**$271,018**	**$373,775**	**$543,064**

Projected Cash Flow Statement

	2022	2023	2024
Net Cash Flow from Operations			
Net Profit	$66,060	$135,312	$202,610
Depreciation & Amortization	$6,336	$9,504	$9,504
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($10,913)	($797)	$4,246
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,366	$4,578	$4,448
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$65,849**	**$148,597**	**$220,809**
Investing & Financing			
Assets Purchased or Sold	($142,563)		
Net Cash from Investing	**($142,563)**		
Investments Received	$35,000		
Dividends & Distributions			
Change in Short-Term Debt	$37,133	$636	$647
Change in Long-Term Debt	$128,459	($37,770)	($38,417)
Net Cash from Financing	**$200,593**	**($37,133)**	**($37,770)**
Cash at Beginning of Period	$0	$123,879	$235,343
Net Change in Cash	$123,879	$111,464	$183,039
Cash at End of Period	**$123,879**	**$235,343**	**$418,382**

Traction

Building the Arable Brewing brand

We have hosted numerous "pop-up" sample tasting events that were very successful. We have a growing fan base that is always excited to try what we come up with next.

Our last event drew approximately 100 guests.





Market

Targeting Eugene and surrounding areas in Lane County

According to the United States Census Bureau, Lane County is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956.

Arable Brewing will target the city of Eugene along with rural areas outside of Eugene. This target area includes the communities of Eugene, Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a combined total population of 190,453 residents.

The largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Once the infrastructure is available for Arable, we plan to lease retail space in Lowell. Lowell is a historic and family-oriented town. Established in the 1800s, and incorporated in 1954, the town sits on the north shore of the Dexter Reservoir and the Middle Fork of the Willamette River. The most used route to Lowell is along Lowell Bridge, a covered bridge that crosses the reservoir from Oregon Route 58. Lowell is surrounded by three reservoirs, respectively Dexter, Lookout Point, and Fall Creek. This makes the town a popular recreation area for people from Eugene and Springfield. From 2000 – 2010 the population grew by 188 people, with the median age being 39 years.

Once Arable is able to open their tasting room in Lowell, we are certain the tasting room will be the cornerstone of what will soon become many other retail businesses with the same goal: to breathe new life into the town. The city administrators have plans to add residential real estate, markets, restaurants, and retail locations. Administrators also have plans to improve sidewalks and streets, enforce codes and determine the most efficient ways to attract other businesses in the area.

New housing subdivisions have also been approved in recent months, continuing Lowell's population growth efforts and indicative of the region's increasing popularity.

Because the city of Lowell is currently working on their Urban Development plan to revitalize downtown Lowell, we see a great opportunity here.

There are 10,000 vehicles that travel HWY 58 on average daily (Oregon Flow Map 2019), 1,200 vehicles that travel East Main in Lowell on average daily, and 100-150 vehicles that travel on N. Moss and N. Shore on average hourly, Arable has a great opportunity to bridge the gap for those wishing to enjoy world-class beers of all styles.

Alcohol industry analysis

According to the research firm IBISWorld, the bar industry is on track to generate revenue of $25.1 billion in 2021. The industry is expected to grow at a compounded annual growth rate of 1.1% through 2026. Demand for the industry's services is affected by the overall level of disposable income in the country, per capita expenditures on alcohol, and the overall health consciousness of consumers. Growing incomes and a robust economy both drive revenues for the industry.

Breweries are expected to have sales of $30.3 billion in 2021, with craft beer accounting for 16.6% of the industry's revenue. The Brewers Association defines craft beer as beer produced by breweries that generate fewer than 6 million barrels annually and are at least 75% independently owned. IBISWorld reports that craft beer sales have grown exponentially in recent years, and growth is expected to continue.

According to the research firm Nielsen, craft beer drinkers tend to be males between the ages of 21 and 44 who earn between $75,000 and $99,000 annually. Women are also consuming craft beer, though, with 79% of women surveyed reporting that they enjoy a craft beer every month.

Oregon is home to 312 craft breweries that produce 859,780 barrels of beer annually.

Customers

Arable will be well-situated to serve these core groups

- Local workforce

- Weekend local community out for an evening of entertainment

- Tourists visiting Lane County and the Willamette Valley

- All those visiting Dexter, Lookout Point, and Fall Creek

- Travelers on HWY 58. A highly traveled route to Oregon camping, snow sport areas and central Oregon which is considered the outdoor activity mecca of Oregon

Unique opportunities that occur weekly, monthly, and annually



- Dexter Reservoir is a very popular destination for boaters, swimmers, hikers and nature walks.

- Lowell state recreation site

- Dexter lake farmer's market

- Blackberry Jam Festival - a time for music, food and fun. We are excited to be able to be a part of this annual event. This event has an annual average attendance of 1500 people.

- Columbia Drag Boat Association and Arizona Drag Boat Association annual boat races. Drag Boat Racing

- Oregon association of rowers

- HWY 58 is a highly used route year around. Travelers heading to the Cascade mountain ranges looking to camp, mountain bike, ski and snowboard. HWY 58 connects the valley with eastern Oregon; we will be the only craft brewery in route between Dexter/Lowell and LaPine.

- There are 7 campgrounds in nearby Fall Creek Recreation area.

Based on these opportunities, the above examples together represent a pool of more than 50–60 potential customers per weekday.

With that figure doubling upwards of 100–150 potential customers per weekend days. Due to the expanded population accessing the nearby campgrounds and utilizing the lake, we feel our peak season will be the summer months. Although the winter months are generally slower for volume sales industry wide, Arable will have the advantage of benefiting from travelers that are heading to nearby winter sports. We will also be pursuing any opportunity to involve ourselves in the thriving outdoor community.

- Willamette Pass skiing and Snowboarding events
- Disc golf events
- Mountain biking events
- Columbia and Arizona drag boat racing events
- Whitewater rafting and kayaking events

Marketing & sales

Marketing will be grassroots based, rather than more expensive mass marketing. Arable currently has a strong social media presence, both on its Facebook and Instagram pages.

- Arable Brewing Co/Facebook (508 likes)
- Arable Brewing Co/Instagram (377 followers)

Arable has also developed a dedicated website. The website provides information about the brewery and will be updated to include the location and hours of the facility. The website will also be search engine optimized to drive organic traffic to the site. The website development has been completed by a friend of the company's founders. The company will continue to strengthen its presence online over the next three years.

Arable Brewing plans to reach out to the local e-newspaper in the Lowell area, the HWY 58 Herald. It will also advertise in the Eugene Weekly that is distributed to over 856 locations in the Willamette Valley area.

After Arable has expanded and opened a tasting room in Lowell, we plan to broaden our visibility by sponsoring one of the local disk golf teams, sponsor a drag boat during the races and even sponsor a rowing team.

Arable will also collaborate with other breweries in the state to expand our draft reach and our brand recognition. This will allow Arable to be served in many already established breweries like Coldfire Brewing in Eugene and Reach Break

Brewing in Astoria. We have also agreed to collaborate with Boneyard Brewing in Bend.

Competition

Filling a need in the Lowell community

Currently, locals have to drive 20–30 minutes for a craft brewery experience similar to what we will be providing:

- Family friendly
- Pet friendly
- Partnerships with local vendors to provide fresh, local ingredients for our recipes
- Great beers served on-site
- Fun, unique tasting room vibe
- Unique outside seating

Current alternatives

Currently there are no other breweries, brewpubs, tasting rooms in Lowell. Arable will be the first small-batch, microbrewery to have a tasting room in Lowell. Lowell is located 21.6 miles away from Eugene.

While the tasting room is located in Eugene, our competition will be several local breweries; Ninkasi, Claim 52, Hop Valley, just to name a few which are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight. However, in the future, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Once the tasting room has opened in Lowell, our competition will consist of other local establishments that sell beer for immediate on-premises consumption. These include:

—

Dexter Lake Club

This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant

serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.

—

Buckhorn Tavern

This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.

—

Hilltop Bar & Grill

This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.

—

Round Up Saloon

This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.

—

3 Legged Crane Pub & Brewhouse

This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.

—

The Corner

This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.

Our advantages

- Quality Process and Ingredients: Our beers will be of the highest quality and include only the finest natural ingredients. We will be creating a large variety of classic and innovative beers that will appeal to a wide range of palates. We will use fine North American two row barley malt in addition to imported German and Belgian specialty malts, generally regarded as among the finest malts in the world. We will use hops from the Pacific Northwest as well as hops from all over the world to create many different styles.

- Handcrafted: Our beers are stored in small 5 barrel batches (155 U.S. Gallons) under the close personal attention of our brewers.

- Location: Being located close to Dexter reservoir and in close proximity to local farms; we will be able to embrace agriculture, wine, and the recreational amenities around the reservoir. Partnering with local farms, we will be using only the freshest quality ingredients.

- Working with the local farms to host beer and food pairings. Such as the Arable Drink and Food Festival.

- Because of our smaller volume expectations and the fact we will not distribute or ship any of our beers across state lines, we will not be held to the same strict government expectations. We will not have to get the label art or beer names approved by the TTB (Alcohol and Tobacco and Trade Bureau).

- We will be able to respond to customer favorites as well as introducing new and innovative styles. Due to our smaller size, we will be able to have more control and flexibility in the beers we produce. Bigger breweries do not have this ability due to distribution contracts and batch sizes.

- We don't want or need to be the biggest brewery. Beer nerds love the unique idea of a small brewery using guerilla marketing and word of mouth advertising. Exclusiveness is an effective marketing strategy.

- There are so many breweries opening up every day across the country. As of 2020, there are 8,764 craft breweries in the U.S. In order to separate ourselves from the rest of them, we need a "niche". Our "niche" is small batch, on-premise craft beer.

Vision And Strategy

Producing and selling 5,394 gallons of beer in 2022

With a planned opening in Fall 2022, Arable expects to produce and sell approximately 174 barrels (5,394 gallons) of beer in 2022. We expect to scale to approximately 261 barrels in 2023, and 320 barrels in 2024. We will achieve this growth through on-premise sales of draft and specialty bottled and can beers. In years 2 and 3, we will look into self-distributing draft and packaged beer to local and craft-focused bottle shops and markets.

Founders



Cam Wells

Co-Founder & CEO

Cam Wells will manage all aspects of the facilities' daily operations. Cam has extensive experience in brewing, process engineering and facilities management. He has been employed as the Plant Electrician at Eugene's largest craft brewery almost 6 years. After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment, to help take care of his father-in-law, he was offered a job at one of the nations top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

It has always been Cam's dream to work for himself and utilize the skills he has obtained over the years. It was when he started working at the brewery that he found his calling to help start and run his own brewery. With the combined skills of his partners and himself, Cam feels that given a realistic opportunity Arable can be very successful.



Chris Archer

Co-Founder & Founding Brewmaster

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

After 10 years in the industry, involved in every aspect of production, Chris is excited to share his love and passion for beer with the world. Along with his stellar team, Chris looks forward to bringing Arable Brewing to life.



Amy Wells

Co-Founder & CFO

Amy Wells will manage marketing, sales and bookkeeping.

In the early 1990s Amy left her job at a Eugene area bank and went to work for her family's small food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development
- Front house management

- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a nonprofit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Amy has dreamed of owning and operating her own business ever since her family's business closed. With the combination of their team, the skills, and the passion to succeed, Arable's success is inevitable.

Company history

Cam, Chris and Amy's dream of starting a brewery together was born about 6 years ago. We bought a 1 barrel "nano" brewing system to develop recipes and of course, enjoy the delicious beers we would be making. From Cam and Amy's garage, we have produced over 100 different beer recipes over the last 6 years.

In October, 2019, we applied for a rural area's "fermentation development incentive program". We were awarded the incentives through grants funded by the "urban development program" for this area. We had begun the process of improvements on the building we would occupy. We were given the green light for a SBA guaranteed loan from a local financial investment bank. The ball was rolling...

Then COVID-19 hit. We almost immediately felt the affects of the pandemic. The financial investment bank pulled the green light. Who could blame them? Why would they feel comfortable investing in a "hospitality" start up when the hospitality industry had basically been shut down?

As a team, Arable decided to pause on planning in hopes the pandemic would ease. During this time, we continued to brew beers on the "nano" system and even hosted a couple of very successful sample tasting "pop-ups".

During this time, we were contacted by Jerry Valencia, owner of Bridgeway Contracting.

He shared with us his plans to develop retail space in the downtown Lowell area. We had a meeting where he shared his vision and plans for urban development in the Dexter/Lowell area. We were impressed with Jerry's vision to further develop Lowell. After hearing his plans we realized it all aligned with what Arable was hoping to create.

There has already been extensive work on the infrastructure of Lowell. For example:

- Improved water and sewer system
- Improved K-12 school infrastructure
- Multiple housing developments are currently being built

Arable's tasting room will be occupying the first retail space that is expected to be completed in the Spring of 2022.

The enthusiasm and excitement we have received from the local government and residents is a perfect indication that Arable's model is a good fit for the community. We look forward to being the cornerstone of the area's urban growth process.

Team

 Chris Archer   Co-founder & Founding Brewmaster

 Cameron Wells   Co-founder & CEO

 Amy Wells   Co-founder & CFO

Perks

$100	A forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$500	Exclusive, one time only! Founder T-Shirt – You will not be able to buy this anywhere after this campaign is over. "Team Arable- We made it happen" EST: 2020 Forever thank you on the founder's wall in the brewery and at arablebeerco.com Quarterly Investor Updates
$1,000	Invitation Only "Founders" Private Party for TWO: Exclusive Arable Founders party/tour of brewery. You helped this happened, let us thank you. Enjoy an intimate evening with the owners of Arable. Tour the facility, learn about the brewing, ask questions, eat great food and drink delicious beer! 64 oz. growler to take home FOUNDERS T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com . Quarterly Investor Updates
$2,500	Put Your Name On It: Since you will be helping us furnish the brewery, we'd like you to see the results of your investment. We'll put your name permanently on a table, chair or other piece of furniture in the taproom. FOUNDERS exclusive T-Shirt Forever thank you on the founder's wall in the brewery and at arablebeerco.com. Quarterly Investor Updates

| $5,000 | Brewer for a Day: Join our founding brewer in creating one of his signature brews. Bring a friend to help with your creation and you will each work with the brewer to name the beer. Your special brew will be showcased on tap in the tasting room. FOUNDERS exclusive T-Shirt Forever thank you on the Founders Wall and at arablebeerco.com Quarterly Investor Updates |

FAQ

| What is a Crowd Revenue Note? | A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment. |

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